Exhibit 4(a)(iv)

To:	MUFG Bank Ltd

as Facility Agent under the Facility Agreement

(as defined below) and on behalf of the

Finance Parties under the Facility Agreement

27 April 2020

Dear Sir/Madam,

InterContinental Hotels Group PLC – Extension Request

1.	BACKGROUND

1.1 We refer to the US$1,275,000,000 Facility Agreement dated 30 March 2015 (as amended and restated from time to time) (the Facility Agreement) made between, among others, InterContinental Hotels Group PLC (the Company), Six Continents Limited and InterContinental Hotels Limited (together with the Company, the Original Borrowers), Six Continents Limited and InterContinental Hotels Limited (together with the Company, the Original Guarantors) Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank N.A., London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, Suntrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch as original lenders and The Bank of Tokyo-Mitsubishi UFJ, Ltd. as facility agent.

1.2 Terms defined in the Facility Agreement have the same meanings in this letter, unless the context otherwise requires. The provisions of Clause 1.2 (Construction) of the Facility Agreement apply to this letter as though they were set out in full in this letter except that references to the Agreement are to be construed as references to this letter.

1.3 We are writing to you to apply for the consent of the Facility Agent (acting on the instructions of all Lenders) to the following requests.

1.4 As a result of the economic implications of Covid-19, we are seeking consent of all Lenders to extend the Termination Date by 18 months.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5HR

2.	EXTENSION REQUEST

2.1 We are seeking the consent of all Lenders to an 18-month extension to the Termination Date, so that the Termination Date of the Facility Agreement for those Lenders who agree to extend the Termination Date in respect of their Commitment, is extended to 30 September 2023 (the Termination Date Extension Request). As a separate request, we are also seeking consent of Lenders to extend their Commitment to the extended Termination Date (the Commitment Extension Request). For the avoidance of doubt, Lenders may consent to the Termination Date Extension Request and not consent to the Commitment Extension Request (such Lender, a Non-Extending Lender). A Lender who consents to the Termination Date Extension Request and the Commitment Extension Request is an Extending Lender.

2.2 If all of the Lenders consent to the Termination Date Extension Request and one or more Lenders consent to the Commitment Extension Request, on the Extension Request Effective Date (as defined below) the Facility Agreement shall be amended such that the Margin applicable in respect of each Extending Lender’s participation in each Loan from (and including) the day immediately following the Extension Request Effective Date, to the extended Termination Date will be determined in accordance with the following table:

Net Borrowings / EBITDA	Margin (per cent. p.a.)
Higher than 4.50:1	2.75
Equal to or lower than 4.50:1 but higher than 4.00:1	2.50
Equal to or lower than 4.00:1 but higher than 3.50:1	2.00
Equal to or lower than 3.50:1 but higher than 3.00:1	1.75
Equal to or lower than 3.00:1 but higher than 2.50:1	1.50
Equal to or lower than 2.50:1 but higher than 2.00:1	1.25
Equal to or lower than 2.00:1 but higher than 1.50:1	1.00
Equal to or lower than 1.50:1	0.90

2.3 Notwithstanding any waiver of the requirement in Clause 20.3 (Margin Certificate) of the Facility Agreement to supply to the Facility Agent a Margin Certificate within 80 days of each Quarter Date setting out a computation of the Margin Ratio, if all of the Lenders consent to the Termination Date Extension Request, the Company shall continue to supply a Margin Certificate to the Facility Agent in accordance with Clause 20.3 (Margin Certificate) of the Facility Agreement in order for the Margin applicable in respect of each Extending Lender’s participation in each Loan to be calculated.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

2.4 For the avoidance of doubt, (i) the Margin applicable in respect of each Non-Extending Lender’s participation in each Loan will continue to be determined in accordance with the original table included in the definition of Margin in the Facility Agreement; or (ii) if testing of the ratio of Net Borrowings to EBITDA has been waived by the Majority Lenders for a certain period, the Margin applicable in respect of each Non-Extending Lender’s participation in each Loan during such period shall be determined in accordance with such waiver (being 1.00 per cent. per annum. following the Majority Lenders consenting to the amendment and waiver request dated 20 April 2020).

2.5 If all of the Lenders consent to the Termination Date Extension Request, such Lenders shall be deemed to have also consented to the following amendments to the Facility Agreement which will become effective on the Extension Request Effective Date such that:

(a)	Clause 35.3 (Replacement of Screen Rate) of the Facility Agreement is replaced in its entirety with the new clause set out in Part A of Schedule 2 (Further Amendments) to this letter;

(b)	the clause set out in Part B of Schedule 2 (Further Amendments) to this letter is added as a new Clause 39 (Contractual Recognition of Bail-In) of the Facility Agreement;

(c)	the clause set out in Part C of Schedule 2 (Further Amendments) to this letter is added as a new Clause 40 (Acknowledgement regarding any supported QFCs) of the Facility Agreement;

(d)	the current Clause 39 (Governing Law) and Clause 40 (Enforcement) of the Facility Agreement, and references thereto, are re-numbered accordingly;

(e)	the definition of “FATCA Application Date” is replaced in its entirety with the new definition set out in Part D of Schedule 2 (Further Amendments) to this letter;

(f)	the definition of “Reference Bank Rate” is replaced in its entirety with the new definition set out in Part E of Schedule 2 (Further Amendments) to this letter;

(g)	the addition of a new definition of “Blocking Regulation” between the definitions of “Basel III” and “Borrower” as set out in Part F of Schedule 2 (Further Amendments) to this letter;

(h)

the addition of a new paragraph (b) to Clause 19.11 (Sanctions) as set out in Part G of Schedule 2 (Further Amendments) to this letter and the re-numbering of the current paragraph to paragraph “(a)” accordingly; and

(i)	the replacement of paragraph (b) of Clause 22.11 (Use of proceeds) in its entirety with the paragraph set out in Part H of Schedule 2 (Further Amendments) to this letter.

2.6 We request that all Lenders consent to the Termination Date Extension Request set out in paragraph 2.1 as soon as possible, and in any event by no later than 5.00pm on 1 May 2020.

2.7 We further request that all Lenders consent to the Commitment Extension Request set out in paragraph 2.1 as soon as possible, and in any event by no later than 5.00pm on 1 May 2020. For the avoidance of doubt, any Non-Extending Lender will be repaid, and its Commitment cancelled in full on the current Termination Date, being 30 March 2022.

3.	EXTENSION FEE

Each Lender who consents to both the Termination Date Extension Request and the Commitment Extension Request before 5.00pm on 1 May 2020 will, conditional upon the Extension Request Effective Date occurring, be entitled to receive an extension fee of 0.25 per cent. of the amount of its individual Commitment as at the date of this letter, which the Company will pay to the Facility Agent for each relevant Extending Lender’s account within 5 Business Days of the Extension Request Effective Date.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

4.	CONSENT

Subject to paragraph 6 (Conditions) below, by your countersignature of this letter, you confirm that the Termination Date Extension Request has been approved by all of the Lenders and you agree to notify the Company of the Extending Lenders and Non-Extending Lenders in respect of the Commitment Extension Request at the same time as returning a countersigned version of this letter.

5.	GUARANTEE

5.1 On the Extension Request Effective Date, each Obligor:

(a)	confirms its acceptance of the Facility Agreement, as amended by the relevant parts of this letter;

(b)	agrees that it is bound as an Obligor by the terms of the Facility Agreement, as amended by this letter at the appropriate time; and

(c)	if a Guarantor, confirms that its guarantee and indemnity obligations under the Facility Agreement, as amended by this letter:

(i)	continues in full force and effect on the terms of the Facility Agreement (as amended by this letter); and

(ii)

extends to the obligations of the Obligors under the Finance Documents (including the Facility Agreement (as amended by this letter) and notwithstanding the imposition of any amended, additional or more onerous obligations).

6.	CONDITIONS

6.1 Each of the Termination Date Extension Request, the Commitment Extension Request and the additional amendments set out in paragraph 2.5 above shall not be effective until the date (the Extension Request Effective Date) on which the Facility Agent has notified the other parties that it has received the documentation listed in Schedule 1 (Conditions to Extension Request) to this letter in form and substance satisfactory to it. The Facility Agent shall notify the Company and the Lenders promptly upon being so satisfied.

6.2 Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph 6.1 above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

7.	REPRESENTATIONS AND WARRANTIES

Each Obligor makes the Repeating Representations on the date hereof and on the Extension Request Effective Date on the basis that each reference to “Finance Documents” shall be construed so as to include this letter and the Facility Agreement as amended by this letter.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

8.	MISCELLANEOUS

8.1 Save as expressly set out in this letter:

(a)	the Finance Documents remain in full force and effect; and

(b)

nothing in this letter shall constitute or be construed as a waiver or compromise of any other term or condition of the Finance Documents or any of the Finance Parties rights in relation to them which for the avoidance of doubt shall continue to apply in full force and effect.

8.2 With effect from the Extension Request Effective Date this letter shall be (i) designated a Finance Document and (ii) read and construed as one document with the Facility Agreement.

8.3 This letter may be executed in any number of counterparts and all those counterparts taken together shall be deemed to constitute one and the same letter. Delivery of a counterpart of this letter by e-mail attachment or telecopy shall be an effective mode of delivery.

8.4 This letter and any non-contractual obligations arising out of or in relation to this letter are governed by English law.

8.5 The provisions of Clauses 31 (Notices), 33 (Partial invalidity), 34 (Remedies and Waivers). 39 (Governing law) and 40 (Enforcement) of the Facility Agreement apply to this letter as though they were set out in full in this letter except that references to the Agreement are to be construed as references to this letter.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

Please sign and return to us a counterpart of this letter in order to indicate your agreement to its terms.

Yours faithfully

/s/ Paul Edgecliffe-Johnson
for and on behalf of InterContinental Hotels Group PLC

Yours faithfully

/s/ Paul Edgecliffe-Johnson
for and on behalf of InterContinental Hotels Limited

Yours faithfully

/s/ Paul Edgecliffe-Johnson
for and on behalf of Six Continents Limited

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

We acknowledge and agree to the Termination Date Extension Request as set out in this letter. We will separately confirm the Extending Lenders and Non-Extending Lenders in respect of the Commitment Extension Request to you.

/s/ Darren Proctor

for and on behalf of

MUFG Bank Ltd

as Facility Agent and on behalf of the

Finance Parties (each as defined in the Facility Agreement) (acting on the instructions of all of the Lenders pursuant to Clause 35 (Amendments and Waivers) of the Facility Agreement)

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

SCHEDULE 1

Conditions to Extension Request

1.	The Obligors

1.1	A copy of the constitutional documents of each Obligor.

1.2

A copy of a resolution of the board of directors and/or a committee of the board of directors of each Obligor (together with a copy of the resolutions appointing such committee) approving the terms of, and the transactions contemplated by and the execution, delivery and performance of, this letter and authorising a specified person or persons to execute this letter.

1.3	A specimen of the signature of each person who executes this letter and who is authorised on behalf of the Obligor by the resolutions referred to in paragraph 1.2 above.

1.4

A copy of any necessary resolution signed by the holders of the issued shares in each Guarantor (other than the Company) which is a Subsidiary of the Company and is incorporated in England and Wales, approving the terms of, and the transactions contemplated by, this letter.

1.5

A certificate of each Obligor (signed by an authorised signatory) certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

SCHEDULE 2

Further Amendments

Part A

“35.3	Replacement of Screen Rate

(a)	If a Screen Rate Replacement Event has occurred in relation to any Screen Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark in relation to that currency in place of that Screen Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)

enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Obligors.

(b)

If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within five (5) Business Days (or such longer time period in relation to any request which the Company and the Facility Agent may agree) of that request being made:

(i)

its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

(c)	In this Clause 35.3:

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

Replacement Benchmark means a benchmark rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)	the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Benchmark” will be the replacement under paragraph (ii) above;

(b)	in the opinion of the Majority Lenders and the Obligors, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Screen Rate; or

(c)	in the opinion of the Majority Lenders and the Obligors, an appropriate successor to a Screen Rate.

Screen Rate Replacement Event means, in relation to a Screen Rate:

(a)	the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders and the Obligors, materially changed;

(b)

(i)

(A)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

(ii)

the administrator of that Screen Rate publicly announces that it has ceased or will cease to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)	the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)

the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Obligors) temporary; or

(ii)	that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than one (1) Month; or

(d)	in the opinion of the Majority Lenders and the Obligors, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.”

Part B

“39	Contractual recognition of Bail-In

(a)

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(i)	any Bail-In Action in relation to any such liability, including (without limitation):

(A)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(B)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

(C)	a cancellation of any such liability; and

(ii)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

(b)	In this Clause 39:

Article 55 BRRD means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(i)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(ii)

in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

UK Bail-In Legislation means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

Write-down and Conversion Powers means:

(i)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(ii)	in relation to any other applicable Bail-In Legislation:

(A)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that Bail-In Legislation; and

(iii)	in relation to any UK Bail-In Legislation:

(A)

any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that UK Bail-In Legislation.”

Part C

“40	Acknowledgement regarding any supported QFCs

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any agreement or instrument that is a QFC (such support, QFC Credit Support and each such QFC a Supported QFC), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the U.S. Special Resolution Regimes) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Finance Document and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)

in the event a Covered Entity that is party to a Supported QFC (each, a Covered Party) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and

(b)	as used in this Clause 40 (Acknowledgement regarding any supported QFCs), the following terms have the following meanings:

BHC Act Affiliate of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

Covered Entity means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

Default Right has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

QFC has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

Part D

“FATCA Application Date means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)

in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.”

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

Part E

“Reference Bank Rate means:

(a)	the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

(i)	in relation to LIBOR as either:

(A)	if:

(1)	the Reference Bank is a contributor to the applicable Screen Rate; and

(2)	it consists of a single figure,

the rate (applied to the relevant Reference Bank and the relevant currency and period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator; or

(B)	in any other case, the rate at which the relevant Reference Bank could fund itself in the relevant currency for the relevant period with reference to the unsecured wholesale funding market; or

(ii)	in relation to EURIBOR:

(A)

(other than where paragraph (B) below applies) as the rate at which the relevant Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in euro within the Participating Member States for the relevant period; or

(B)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.”

Part F

“Blocking Regulation means Regulation (EU) No 2271/96 of the European Parliament and of the Council of 22 November 1996 protecting against the effects of the extraterritorial application of legislation adopted by a third country, and actions based on or resulting therefrom.”

Part G

“(b)

The representation in paragraph (a) shall be given by and apply to the Obligors for the benefit of each Finance Party only to the extent that giving, complying with or receiving the benefit of (as applicable) such representation does not result in any violation of (i) the Blocking Regulation or (ii) any similar anti-boycott statute.”

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H

Part H

“(b)

The undertakings in this Clause 22.11 shall be given by and apply to the Obligors for the benefit of each Finance Party only to the extent that giving, complying with or receiving the benefit of (as applicable) such undertaking does not result in any violation of (i) the Blocking Regulation or (ii) any similar anti-boycott statute.”

InterContinental Hotels Group PLC Registered in England No.5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5H